UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

October 21, 2008
Commission File Number: 333-142287

NXP B.V.
(Exact name of registrant as specified in charter)

The Netherlands
(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven – The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended September 30, 2008, as furnished to the holders of the Company’s debt securities on October 21, 2008. This report also contains a copy of the press release entitled “NXP Semiconductors Announces Third Quarter 2008 Results”, dated October 21, 2007.

Exhibits

1.                                       Quarterly report of NXP Semiconductors Group

2.                                       Press release, dated October 21, 2008

2

Forward-looking statements

This document includes forward-looking statements which include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward- looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s)

A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Quarterly report of the NXP Group

for the 3rd quarter ended September 30, 2008

Positive operational cash flow in the third quarter of 2008

☐       Third quarter sales at USD 1,336* million compared to USD 1,644 million in the third quarter of 2007 and USD 1,524 million in the second quarter of 2008

☐       Comparable year-on-year sales decrease of 4.2% and comparable sequential sales increase of 1.0%

☐       Third quarter Adjusted EBITDA at a profit of USD 147 million, compared to USD 310 million in the third quarter of 2007 and USD 114 million in the second quarter of 2008

☐       Cash position of USD 1,535 million at the end of the third quarter after repayment of the revolving credit facility of USD 450 million and following the closing of ST-NXP Wireless JV, compared to USD 660 million at the end of the second quarter of 2008

☐       Cash management actions resulting in higher inventory turns, lower capex and positive net operational cash flow of USD 107 million

☐       Completion of the acquisition of the Conexant Set-top Boxes operations

☐       Considerable advances made towards the execution of the redesign plans announced during the third quarter for which USD 500 million has been provided

☐       Factory loading 68% in the third quarter of 2008 compared to 78% in the second quarter of 2008 and 85% in the third quarter of 2007 as a result of softer demand

☐       Book to bill ratio in the third quarter of 2008 at 1.00 compared to 1.03 in the second quarter of 2008

*   Including USD 120 million sales in July 2008 of the divested wireless business and excluding USD 38 million subsequent wafer sales to ST-NXP Wireless

Frans van Houten, President and CEO of NXP:

“Our sales for the Q3 period were broadly in line with guidance. The financial crisis and semiconductor market conditions have caused a rapid deterioration of demand towards the end of the third quarter especially in sectors like automotive and consumer. We are convinced of the necessity to act decisively to lower our cost base and to prepare for a difficult market. Our redesign announcement of September 12 to reduce our annual cost base by USD 550 million is timely given the developments in the market.

We are strongly focussed on our customers and see opportunities to sell existing products to a wider customer base. In this context we are pleased to note that we have made inroads with some new customers like HuaWei in China as a supplier of chips for their telecom infrastructure. Also the Home unit made progress in DTV driven by Japanese and European customers. I am confident that our focus on actively managing our costs, a prudent approach to cash management, and the rapid execution of our redesign plans will help ensure resilience through the cycle and create a stronger NXP well positioned for future growth.”

Introduction

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are presented in footnote 3 of NXP’s Annual Report 2007.

As from January 1, 2008, the Company has changed its reporting currency from Euro to US dollar in order to be more aligned with the semiconductor market and for comparison reasons with its peers. The US dollar is the currency of the primary economic environment in which NXP operates; the worldwide semiconductor industry uses the US dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Company’s transactions are denominated in US dollars, and revenues from sales in US dollars exceed revenues in any other currency. Labor costs are concentrated in the countries that have adopted the euro or are in the local currencies of the Asian countries. However, most of the Asian entities have the US dollar as their functional currency.

The functional currency of the various entities in NXP’s group consolidation has not changed.

For consolidation purposes, the financial statements of those entities, including the parent company NXP B.V., with a functional currency other than the US dollar, are translated into US dollar. Assets and liabilities are translated using the exchange rates on the respective balance sheet dates. Income and expense items in the statements of operations and cash flows are translated at monthly exchange rates. The effects of translating the financial position and results of operations from local functional currencies are reported as a component of ‘Accumulated other comprehensive income’ in the consolidated statements of changes in shareholder’s equity. Financial data of previously reported periods are recalculated and the consequential effect on the line items in the financial statements is recorded as a translation difference in ‘Accumulated other comprehensive income’.

The Company concluded that the (retrospective) change in reporting currency is justified under the provisions of SFAS No. 52.

Third quarter 2008 compared to third quarter 2007

–                 all amounts in millions of US dollars unless otherwise stated; data included are unaudited

–                 financial reporting in accordance with US GAAP

–                 the total purchase price paid for the acquisition of all of NXP’s issued and outstanding shares by KASLION Acquisition B.V. on September 29, 2006 has been pushed down to NXP B.V. and allocated to the fair value of assets acquired and liabilities assumed. Reference is also made to footnote 1 of NXP’s Annual Report 2007. The impact on the 2008 financial results of the purchase price accounting (“PPA”) used in connection with this acquisition and subsequent acquisitions and divestments has been separately provided; adjusted financial results are also provided to eliminate the impact of these accounting effects. This presentation does not comply with US GAAP, however, the Company believes it provides investors with a useful basis of comparison with prior year results

–                 Earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

–                 Adjusted EBIT refers to EBIT adjusted for incidental items such as restructuring, litigation, IT system reorganization costs, exit of product lines, other non operations-related items, impairments and the effects of purchase price accounting

–                 comparable sales growth reflects relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, material acquisitions, divestments  and reclassified product lines (consolidation changes)

–                 segment IC Manufacturing Operations has been renamed into Manufacturing Operations

Recent developments

Joint venture with STMicroelectronics

On July 28, 2008 NXP and STMicroelectronics (STM) announced the closing of their joint venture bringing the key wireless operations of both companies into ST-NXP Wireless. The joint venture, in which NXP holds a 20% shareholding, is incorporated in Switzerland and headquartered in Geneva and is a solid top three player with a complete wireless product and technology portfolio. All assets and liabilities involved in this transaction have been deconsolidated from the NXP’s group accounts accordingly. The 20% shareholding in the joint venture is recorded under investments in equity-accounted investees at its fair value at closing date. ST-NXP Wireless is a leading supplier to major handset manufacturers, and combines key design, sales and marketing and back-end manufacturing in its organization.

STM took an 80% stake in the joint venture and paid USD 1.55 billion in cash to NXP.

On August 20, 2008 STM announced an agreement to merge Ericsson Mobile Platforms and ST-NXP Wireless into a new joint venture. STM is expected to exercise its option to buy NXP’s 20% in ST-NXP Wireless before the closing of this transaction.

Result on ST-NXP Wireless transaction as reflected in the current period

Gross cash proceeds	1,550
Transaction-related costs	(64)
Cash divested	(33)
Subtotal	1,453

Net assets divested	(1,646)
Accruals and liabilities	(209)
Result on transaction	(402)*

*    Excluding additional PPA amortization and depreciation of assets as a consequence of the divestment, the result on the       transaction amounted to a profit of USD 970 million.

Redesign NXP

On September 12, 2008 NXP Semiconductors announced a large redesign program targeted to reduce its annual cost base by USD 550 million, through major reductions of the manufacturing base, rightsizing of central R&D, and reduction of support functions in order to improve our company’s financial strength, as well to position NXP for future growth in its core business. Meanwhile significant progress has been made in detailing the redesign program and deploying the measures in the organization for which USD 500 million has been provided for in the 3rd quarter of 2008. This program is expected to affect approximately 4,500 employees globally and will result in annualized savings of USD 550 million. The planned savings in the manufacturing base of USD 300 million on a run rate basis are expected to be realized by the end of 2010. The R&D and support functions costs will be reduced by approximately USD 250 million in 2009. The related cash out of the restructuring is estimated at USD 800 million, of which USD 600 million will be spent from now to the end of 2009 and the remainder in 2010. In the reporting period a restructuring charge of USD 500 million has been recognized. The two-year redesign program, which is subject to consultations with unions and employee representatives, is planned to be completed by the end of 2010. The redesign replaces all previously announced programs such as business renewal and others.

Impairment and write-down of tax assets

As part of the annual impairment test based on US GAAP, the Company has taken into account the current market environment, the divestiture of the wireless business and the implementation of the redesign program.

The impairment test resulted in the  write-down of goodwill and intangibles of USD 706 million. Furthermore, a write-down of deferred tax assets of USD 254 million was recorded in the 3rd quarter of 2008.

Group performance

Operational items

In millions of USD unless otherwise stated

	Q3	Effects	Q3 2007	Q3		Effects	Q3 2008 excl.
	2007	of PPA	excl. PPA	2008		of PPA	PPA

Sales	1,644	—	1,644	1,374	(1)	—	1,374
% nominal growth	0.3	—	0.3	(16.4)		—	(16.4)
% comparable growth	(2.8)	—	(2.8)	(4.2)		—	(4.2)
Gross margin	608	(36)	644	(31)		(88)	57
Selling expenses	(94)	—	(94)	(110)		—	(110)
General and administrative expenses:
– Impairment goodwill and other intangibles				(706)		—	(706)
– Other general and administrative expenses	(305)	(166)	(139)	(383)		(135)	(248)
Research and development expenses	(331)	—	(331)	(329)		(8)	(321)
Other income (expense)	119	—	119	(378)		—	(378)
EBIT	(3)	(202)	199	(1,937)		(231)	(1,706)

EBITA	148	(36)	184	(1,096)		(88)	(1,008)
EBITDA	358	—	358	(876)		—	(876)
Incidental items	69	—	69	(1,007	)(2)	—	(1,007)
Adjusted EBITA			136				15
Adjusted EBITDA			310				147

Employees in FTE	38,116			33,622

(1) Includes wafer sales to ST-NXP Wireless of USD 38 million

(2) The incidental items of USD 1,007 million consist of:

- Restructuring provision redesign	USD	500 million
- Severance payments	USD	29 million
- Result on ST-NXP Wireless transaction	USD	402 million
- M&A cost	USD	25 million
- Process transfer cost	USD	7 million
- Obsolescence of an exited product line	USD	9 million
- Various other	USD	35 million

EBIT to Adjusted EBITDA

In millions of USD

	Q3 2007	Q3 2008

EBIT	(3)	(1,937)

Exclude:
PPA effects amortization intangible fixed assets	166	143
PPA effects depreciation tangible fixed assets	36	88
Impairment goodwill and other intangibles	—	706
Exit of product lines	—	9
Restructuring costs	11	529
Other incidental items	(80)	469

Adjusted EBIT	130	7

Exclude:
Remaining amortization intangible fixed assets	6	8
Remaining depreciation tangible fixed assets	174	132

Adjusted EBITDA	310	147

Key data excl. PPA, incidental items and impairment charge

In millions of USD unless otherwise stated

		Year-on-year		Sequential		Year-to-date
		Q3 2007	Q3 2008	Q2 2008	Q3 2008	Q3 2007	Q3 2008

	Sales	1,644	1,336	1,524	1,336	4,643	4,379
	Wireless business wafer sales		38		38		38
	Total group sales	1,644	1,374	1,524	1,374	4,643	4,417

	Sales growth% excl. wafer sales:
	% nominal growth	0.3	(18.7)	(0.3)	(12.3)	(1.3)	(5.7)
	% comparable growth	(2.8)	(4.2)	(0.6)	1.0	(2.2)	(0.8)

	Gross margin	653	414	556	414	1,704	1,560
	As% of sales
	(excl. wireless business wafer sales)	39.7%	31.0%	36.5%	31.0%	36.7%	35.6%
	Selling expenses	(94)	(90)	(111)	(90)	(304)	(308)
	General and administrative expenses	(116)	(110)	(137)	(110)	(331)	(372)
	Research and development expenses	(316)	(235)	(339)	(235)	(957)	(916)
	Other income	3	28	(7)	28	18	37

	Adjusted EBIT	130	7	(38)	7	130	1

	Adjusted EBITA	136	15	(29)	15	149	27
	Adjusted EBITDA	310	147	114	147	682	444

	Currency effects included in adjusted EBIT:
	Sales - translation effect		35		(6)		126

Gross margin	- translation effect		20		22		34
	- currency contracts	16	(42)	(15)	(42)	23	(35)
	Operating expenses - translation effect		(40)		7		(165)
	Total effect on adjusted EBIT(DA)	16	(62)	(15)	(13)	23	(166)

Sales

Sales by segment

In millions of USD unless otherwise stated

	Year-on-year				Sequential
	Q3	Q3	% change		Q2	Q3	% change
	2007	2008	Nom.	Comp.	2008	2008	Nom.	Comp.

Mobile & Personal	583	282	(51.6)	1.9	471	282	(40.1)	10.5
Home	241	212	(12.0)	(20.5)	196	212	8.2	(0.7)
Automotive & Identification	329	326	(0.9)	(4.8)	359	326	(9.2)	(7.2)
MultiMarket Semiconductors	417	425	1.9	0.1	416	425	2.2	3.5
Manufacturing Operations	50	107	• (1)	• (1)	61	107	• (1)	•	(1)
Corporate and Other	24	22	• (1)	• (1)	21	22	• (1)	•	(1)
	1,644	1,374	(16.4)	(4.2)	1,524	1,374	(9.8)	1.0

(1) Not meaningful

Sales

Sales were USD 1,374 million for the period July through September 2008 compared to USD 1,644 million for the 3rd quarter of 2007, a decrease of 4.2% on a comparable basis.

The nominal sales decline in the Mobile & Personal business is mainly caused by deconsolidation of the wireless activities as from August 2008. These wireless activities contributed USD 120 million sales in the 3rd quarter 2008. On a comparable basis sales of Sound Solutions and Amplifiers increased by 1.9%.

The Home business sales decreased on a comparable basis by 20.5%. The market continues to be weak for  mainstream (retail) Set-Top Boxes and Can Tuners, and with a limited seasonal uptake.

The Automotive & Identification business showed a 4.8% comparable sales decline related to the weakening of the automotive market. MultiMarket Semiconductors had a flat sales development on comparable basis.

In the 3rd quarter USD 38 million wafer sales were recognized to the deconsolidated wireless activities.

The sequential quarter-on-quarter comparable sales increased by 1.0% compared to the 2nd quarter of 2008. Both the MultiMarket Semiconductors business and the remaining activities of Mobile & Personal business realized a comparable growth of 3.5% and 10.5% respectively. Automotive & Identification sales decreased with 7.2%, largely reflecting the weakening automotive market. The Home business showed a comparable decline of 0.7%. In the 3rd quarter USD 38 million wafer sales were recognized to the deconsolidated wireless activities.

Gross margin

Excluding PPA, incidental items and the redesign provision related to the restructuring in Manufacturing Operations, the gross margin was affected by the lower sales volume and lower factory loading (68% in the 3rd quarter of 2008 compared to 85% in the 3rd quarter of 2007). As a consequence, gross margin as a % of sales decreased in the 3rd quarter of 2008 to 31.0%, compared to 39.7% in the same period of 2007. Furthermore, the 3rd quarter gross margin of 2008 includes translation effects of USD 20 million compared to the same period in 2007 and currency contract losses of USD 42 million. In the corresponding period of 2007 the currency contract gains were USD 16 million.

Excluding PPA, incidental items and the redesign provision, the gross margin sequentially decreased from 36.5% in the 2nd quarter of 2008 to 31.0% in the 3rd quarter of 2008 and was related to the lower factory loading of 68% in the 3rd quarter of 2008 compared to 78% in the 2nd quarter of 2008. Furthermore, the 3rd quarter of 2008 includes a positive translation effect of USD 22 million compared to the 2nd quarter of 2008 and currency contract losses of USD 42 million. The 2nd quarter included currency contract losses of USD 15 million.

Selling expenses

Selling expenses, excluding incidentals, as a % of sales for the 3rd quarter of 2008 were 6.7% versus 5.7% in the same period of last year. The higher selling expenses as a % of sales are caused by lower sales and the effect of unfavorable currencies amounting to USD 6 million compared to the corresponding period in 2007.

Selling expenses, excluding incidental items, decreased by 19% compared to the 2nd quarter of 2008. The lower selling expenses were mainly caused by the disentanglement of the wireless activities and ongoing restructuring efforts in the sales organization.

General and administrative expenses

The Company periodically reviews the carrying value of all intangible assets such as goodwill and other intangibles. In conjunction with the annual impairment tests based on US GAAP and taking into account the current market environment, the divestiture of the wireless business and the implementation of the redesign program, NXP has written down intangible assets by USD 706 million.

Excluding PPA and incidental items, the G&A expenses have been reduced from USD 116 million in the 3rd quarter of 2007 to USD 110 million in the same period of 2008, resulting from the ongoing restructuring, efforts to reduce IT costs and the disentanglement of the wireless activities. Furthermore, G&A expenses were impacted by unfavorable currency effects of USD 11 million and by the non-cash charges for the share-based compensation program of USD 14 million. For the 3rd quarter in 2007 these charges were nil.

Excluding incidental items the G&A expenses in the 3rd quarter of 2008 decreased from USD 137 million in the 2nd quarter of 2008 to USD 110 million in the reporting period, a reduction of 20%. The G&A expenses were impacted by favorable currency effects of USD 2 million compared to the 2nd quarter of 2008 and by the non-cash charges for the share-based compensation program of USD 14 million versus USD 17 million in the 2nd quarter of 2008.

Research and development expenses

Excluding PPA and incidental items, R&D expenses amounted to USD 235 million (17.6% of sales) versus USD 316 million (19.2% of sales) in the same period of 2007. The decrease is primarily related to the ongoing redesign and the disentanglement of the wireless activities. Unfavorable currency translation effects of USD 23 million compared to the same period last year increased the R&D expenses.

Excluding PPA and incidental items the R&D expenses in the 3rd quarter decreased to USD 235 million (17.6% of sales) from USD 339 million (22.2% of sales) in the 2nd quarter of 2008, mainly due to the disentanglement of the wireless activities.

Other income

Other income amounted to a loss of USD 378 million mainly related from the loss on the ST-NXP Wireless transaction amounting to USD 402 million. Other income in the corresponding period in 2007 amounted to USD 119 million, primarily consisting of the gain related to the divestment of the Cordless & VoIP Terminal operations. Excluding incidental items, other income amounted to a profit of USD 28 million compared to USD 3 million in 2007.

Other income in the 2nd quarter of 2008 amounted to a loss of USD 7 million and related to the net loss from disposals of fixed assets.

EBIT

In millions of USD unless otherwise stated

	Q3 2007				Q3 2008
	EBIT	Adjusted EBIT	As a % of sales		EBIT	Adjusted EBIT	As a % of sales
Mobile & Personal	70	38	6.5		(474)	21	7.4
Home	(60)	(26)	(10.8)		(704)	(14)	(6.6)
Automotive & Identification	35	74	22.5		25	72	22.1
MultiMarket Semiconductors	50	88	21.1		38	74	17.4
Manufacturing Operations	(12)	29	•	(1)	(453)	(43)	•	(1)
Corporate and Other	(86)	(73)	•	(1)	(369)	(103)	•	(1)
	(3)	130	7.9		(1,937)	7	0.5

(1) Not meaningful

EBIT

EBIT in the 3rd quarter of 2008 was a loss of USD 1,937 million compared to a loss of USD 3 million in the same period of last year. Included are PPA effects of USD 231 million (2007: USD 202 million), incidental items of a loss of USD 1,007 million (2007: profit of USD 69 million) and impairment of goodwill and other intangibles of USD 706 million. Incidental items relate to restructuring charges of USD 529 million, result on the ST-NXP Wireless transaction of USD 402 million, USD 25 million M&A costs, USD 7 million process transfer costs, USD 9 million obsolescence of an exited product line and various other incidental items of USD 35 million.

The adjusted EBIT in the 3rd quarter of 2008 was a profit of USD 7 million (2007: profit of USD 130 million). The adjusted EBIT was impacted by lower sales, lower factory loading and unfavorable currency impact. The impact from the lower margin was only partly offset by reduced operational expenses. The 3rd quarter of 2008 include a non-cash charge for the share-based compensation program of USD 15 million, the charge in the same period of 2007 was nil.

Adjusted EBITA

Excluding the PPA effects, adjusted EBITA was a profit of USD 15 million, compared to a profit of USD 136 million for the 3rd quarter in 2007. Next to the adjustments mentioned below in the adjusted EBITDA, the difference of USD 121 million is mainly explained by lower EBIT.

Adjusted EBITDA

Adjusted EBITDA amounted to a profit of USD 147 million, compared to USD 310 million in the 3rd quarter of 2007. Lower sales and gross margin, impacted by unfavorable currency effects, were partly offset by the lowered operating expenses. The 3rd quarter of 2008 includes a non-cash charge for the share-based compensation program of USD 15 million, the charge in the same period of 2007 was nil.

Net income

In millions of USD

	Q3 2007	Effects of PPA	Q3 2007 excl. PPA	Q3 2008	Effects of PPA	Q3 2008 excl. PPA
EBIT	(3)	(202)	199	(1,937)	(231)	(1,706)
Financial income (expense)	52	—	52	(324)	—	(324)
Income tax (expense) benefit	(40)	11	(51)	(270)	74	(344)
Result equity-accounted investees	(6)	—	(6)	(9)	—	(9)
Minority interest	(15)	—	(15)	(7)	—	(7)
Net income (loss)	(12)	(191)	179	(2,547)	(157)	(2,390)

Financial income and expense

Financial income and expense amounted to an expense of USD 324 million in the reporting period and included a loss of USD 209 million as a result of currency rates, predominantly related to our USD denominated notes and cash position. Net interest expense amounted to USD 125 million.

For the corresponding period in 2007 the financial income and expense amounted to an income of USD 52 million, comprising USD 121 million for net interest expense, offset by USD 163 million related to a positive effect from currency rate results.

Income tax (expense) benefit

Excluding PPA effects, the Company recognized an income tax expense of USD 344 million. For the same period of 2007 income tax expenses amounted to USD 51 million. The increased tax expense relates to a write-down of USD 254 million of deferred tax assets in the Netherlands, Germany, France and USA. Furthermore, the additional tax expenses are mainly the result of the establishment of the ST-NXP Wireless joint venture.

Result equity-accounted investees

The equity-accounted investees resulted in a loss of USD 9 million (2007: USD 6 million) and partly related to an impairment charge in our shareholding in ASMC of USD 3 million.

Minority interests

The loss of USD 7 million was related to the share of minority shareholders in the profits of consolidated companies, predominantly Systems on Silicon Manufacturing Company (SSMC). In the 3rd quarter of 2007, the share of minority shareholders amounted to a loss of USD 15 million.

Performance by segment

Mobile & Personal

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q3 2007	Q3 2008	Q2 2008	Q3 2008

Sales	583	282	471	282
% nominal growth	11.0	(51.6)	(3.5)	(40.1)
% comparable growth	5.3	1.9	4.7	10.5
EBIT	70	(474)	(117)	(474)
Effects of PPA	(64)	(31)	(65)	(31)
Incidental items	96	(464)	(9)	(464)
Adjusted EBIT	38	21	(43)	21

The nominal sales decline is mainly caused by the deconsolidation of the wireless activities as from August 2008, which contributed USD 120 million sales in the 3rd quarter 2008 and 19% negative EBIT contribution. The remaining M&P activities (Sound Solutions, Mobile Infrastructure and Amplifiers) showed a comparable sales increase of 1.9% compared to the 3rd quarter of last year. The stronger sales in Sound Solutions were partly offset by the weaker sales in the other activities. The divestment of Cordless & VoIP Terminal operations in the 3rd quarter of 2007 has negatively impacted the nominal comparison to last year.

On a comparable basis the remaining M&P activities delivered a sequential sales increase of 10.5%, mainly driven by Sound Solutions.

Adjusted EBIT in the 3rd quarter of 2008 was a profit of USD 21 million (2007: profit of USD 38 million). The lower profit was mainly driven by the lower sales and an unfavorable currency effect of USD 6 million.

Compared to the 2nd quarter of 2008 the adjusted EBIT improved as consequence of the disentanglement of the wireless business.

On July 28, 2008 NXP and STMicroelectronics announced the closing of their agreement, bringing the key wireless operations of both companies into the joint-venture  ST-NXP Wireless. Subsequently, the related assets and liabilities have been deconsolidated.

Home

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q3 2007	Q3 2008	Q2 2008	Q3 2008
Sales	241	212	196	212
% nominal growth	(23.5)	(12.0)	(4.4)	8.2
% comparable growth	(22.3)	(20.5)	(4.8)	(0.7)
EBIT	(60)	(704)	(53)	(704)
Effects of PPA	(28)	(39)	(30)	(39)
Incidental items	(6)	5	(4)	5
Impairment goodwill and other intangibles	—	(656)	—	(656)
Adjusted EBIT	(26)	(14)	(19)	(14)

Sales, on a comparable year-on-year basis, decreased 20.5% mainly caused by the continued decline in the CRT TV market. Sequentially, on a comparable basis, the sales declined by 0.7%, reflecting the current weak economic environment and the limited seasonal uptake. The sales development is caused by the continued decline in the CRT market and the weakness in the mainstream (retail) STB and Can Tuner markets. Improvements were achieved particularly in the Digital TV System on Chip market where the Home business won market share after having started mass production for a major Japanese OEM.

EBIT in the 3rd quarter of 2008 amounted to a loss of USD 704 million compared to a loss of USD 60 million in the same period last year. Included are PPA effects of USD 39 million (2007: USD 28 million) and incidental items of a profit of USD 5 million (2007: a loss of USD 6 million). The 2008 incidental items were mainly related to the merger result in connection with the formation of the NuTune joint venture. Incidental items in 2007 were related to restructuring charges in the R&D organization. An impairment loss of USD 656 million is recognized in the 3rd quarter of 2008.

Adjusted EBIT improved from a loss of USD 26 million in the 3rd quarter of 2007 to a loss of USD 14 million in the reporting period. Despite lower sales, the adjusted EBIT improved due to better margins and lower operational expenditures resulting from the ongoing restructuring in the Home business. The translation difference on adjusted EBIT was a loss of USD 6 million compared to the same quarter of last year.

Sequentially the adjusted EBIT improved from a loss of USD 19 million in the 2nd quarter of 2008 to a loss of USD 14 million, attributable to the higher sales and improved product mix.

NXP successfully completed the acquisition of Conexant’s Broadband Media Processing (BMP), with industry-leading products for satellite, cable and IPTV applications, with effect of August 8, 2008. The BMP business is consolidated within BU Home.

Effective September 1, 2008, NXP completed the formation of a joint venture for can tuner module operations with Thomson, called NuTune. NXP owns 55% in this JV, Thomson owns the remaining 45%. The JV is consolidated in NXP’s BU Home as per September 1, 2008.

Both activities contributed to sales in the quarter.

Automotive & Identification

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q3 2007	Q3 2008	Q2 2008	Q3 2008
Sales	329	326	359	326
% nominal growth	20.1	(0.9)	6.5	(9.2)
% comparable growth	9.0	(4.8)	4.3	(7.2)
EBIT	35	25	33	25
Effects of PPA	(39)	(39)	(40)	(39)
Incidental items	—	(8)	(5)	(8)
Adjusted EBIT	74	72	78	72

Sales decreased by 4.8% on a year-on-year comparable basis. The comparable sales decrease followed the declining automotive market in the 3rd quarter. Identification showed year-on-year growth, particularly in the e-Government business. The overstock situation in the transport business had a negative impact on the Identification sales.

Sales on a quarterly sequential basis showed a comparable decrease of 7.2%. The normal seasonal effect intensified due to extended factory closures during holidays at major car manufacturers in Europe and the USA, due to the challenges facing the Automotive industry.

EBIT in the 3rd quarter of 2008 amounted to a profit of USD 25 million compared to USD 35 million in the same period last year. Included are PPA effects of USD 39 million (2007: USD 39 million) and incidental items of USD 8 million (2007: USD nil). Incidental items mainly refer to process transfer cost.

Adjusted EBIT in the 3rd quarter was a profit of USD 72 million (2007: USD 74 million). Additional expenses in R&D were mainly offset in EBIT by improved margins at year-on-year comparable basis.

MultiMarket Semiconductors

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q3 2007	Q3 2008	Q2 2008	Q3 2008
Sales	417	425	416	425
% nominal growth	(5.9)	1.9	2.5	2.2
% comparable growth	(4.4)	0.1	0.9	3.5
EBIT	50	38	25	38
Effects of PPA	(38)	(36)	(37)	(36)
Incidental items	—	—	(1)	—
Adjusted EBIT	88	74	63	74

Sales were flat on a year-on-year comparable basis. Most activities, except for lighting and discretes, showed higher year-on-year sales. Lighting and discretes showed declines in sales caused by lower end customer demand.

EBIT in the 3rd quarter of 2008 amounted to a profit of USD 38 million compared to USD 50 million in the same period last year. Included are PPA effects of USD 36 million in the reporting period (2007: USD 38 million).

Adjusted EBIT in the 3rd quarter was a profit of USD 74 million compared to USD 88 million in the same period of 2007. EBIT was mainly influenced by higher expenses in R&D and increased selling expenses.

Compared to the 2nd quarter of 2008, adjusted EBIT improved from USD 63 million to USD 74 million in the reporting period. The improved margins were the result of increased sales and lower R&D expenditures.

Manufacturing Operations

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q3 2007	Q3 2008	Q2 2008	Q3 2008
Sales(2)	50	107	61	107
% nominal growth	• (1)	• (1)	• (1)	• (1)
% comparable growth	• (1)	• (1)	• (1)	• (1)
EBIT	(12)	(453)	(88)	(453)
Effects of PPA	(33)	(86)	(24)	(86)
Incidental items	(8)	(324)	(9)	(324)
Adjusted EBIT	29	(43)	(55)	(43)

(1)  Not meaningful.

(2)  Excluding internal sales to other Business Units

The sales increase mainly relates to the wafer sales to ST-NXP Wireless and sales to the DSP Group in connection with the sale of our Cordless & VoIP Terminal operations in the 3rd quarter of 2007.

EBIT in the 3rd quarter of 2008 amounted to a loss of USD 453 million compared to a loss of USD 12 million in the same period last year. Included are PPA effects of USD 86 million (2007: USD 33 million) and incidental items of USD 324 million, largely related to restructuring charges resulting from the NXP Redesign program. Incidental items in the 3rd quarter of 2007 amounted to USD 8 million.

Adjusted EBIT was a loss of USD 43 million (2007: profit of USD 29 million). EBIT was strongly impacted by the lower utilization rate (68% in the 3rd quarter of 2008 versus 85% in the same period of 2007), the impact of the weaker dollar on the organization costs and lower prices. This was partly offset by the realized cost savings in the manufacturing organization.

Compared to the 2nd quarter of 2008, adjusted EBIT improved from a loss of USD 55 million to a loss of USD 43 million. The improvement in the 3rd quarter was primarily driven by cost reductions, higher integral yield and the positive cost effect from the closure of Boeblingen. The positive dollar effect was approximately USD 4 million.

Corporate and Other

Key data

In millions of USD unless otherwise stated

	Year-on-year		Sequential
	Q3 2007	Q3 2008	Q2 2008	Q3 2008

Sales	24	22	21	22
% nominal growth	• (1)	• (1)	• (1)	• (1)
% comparable growth	• (1)	• (1)	• (1)	• (1)
EBIT	(86)	(369)	(84)	(369)
Effects of PPA	—	—	—	—
Incidental items	(13)	(192)	(22)	(192)
Impairment goodwill and other intangibles	—	(50)	—	(50)
Adjusted EBIT	(73)	(103)	(62)	(103)

(1)  Not meaningful.

Sales mainly relate to IP licensing and NXP Software.

EBIT in the 3rd quarter of 2008 was a loss of USD 369 million compared to a loss of USD 86 million in 2007. Incidental items mainly consist of restructuring charges of USD 192 million and M&A related costs of USD 19 million. Incidental items of USD 13 million in 2007 mainly related to M&A disentanglement costs. An impairment loss of USD 50 million is recognized in the 3rd quarter of 2008.

Adjusted EBIT was a loss of USD 103 million compared to a loss of USD 73 million in the 3rd quarter of 2007. The adjusted EBIT in the 3rd quarter of 2008 included a loss on currency contracts of USD 42 million compared to a profit of USD 16 million in the corresponding period of 2007. The adjusted EBIT in the reporting period also included a non-cash charge for the share-based compensation program of USD 14 million.

The adjusted EBIT in the 2nd quarter of 2008 was a loss of USD 62 million.

Liquidity and capital resources

At the end of the 3rd quarter of 2008 cash and cash equivalents amounted to USD 1,535 million, compared to USD 660 million at the end of the 2nd quarter of 2008. Including the cash position and the unused  senior secured revolving credit facility, NXP has in total access to liquidity resources of USD 2,264 million. In the 3rd quarter the Company repaid USD 450 million under its senior revolving credit facility.

Net cash provided by operating activities amounted to USD 107 million positive and was primarily related to actions to improve working capital, especially in the higher inventory turnover and reduced overdue in receivables. Net cash provided by investing activities was USD 1,299 million, composed of net cash proceeds of USD 1,453 million from the sale of the wireless business, partly offset by the purchase of the Conexant STB business for USD 108 millions and capital expenditures of USD 62 million. Proceeds from disposals of property, plant and equipment amounted to USD 20 million. The net cash used for financing activities was USD 528 million and include the repayment of its senior revolving credit facility of USD 450 million and the payment of USD 78 million to TSMC as part of the repayment of paid-in capital by SSMC to its shareholders.

Given the crisis in the financial markets and based on our risk assessment we have deposited almost all our cash with at least AA-rated organizations.

Related to the divestment of the wireless activities we recognized gross proceeds of USD 1,550 million.

The table below represents the calculation of the net proceeds (excluding taxes) as reflected in the current reporting period and the use of these proceeds:

Gross cash proceeds	1,550
Transaction-related costs (excl. taxes but incl. expenses, provisions and accruals)*	(246)
Cash divested	(33)
Net proceeds	1,271

Use of proceeds
Repayment Revolving Credit Facility	450
Conexant STB acquisition	108
Relevant Capex (August/September)	17
Use of proceeds	575

Net proceeds minus use of proceeds	696

* any provisions, accruals and expenses related to the divestment of the wireless business can be    deducted   from the gross proceeds

Outlook

Visibility of sales development going forward is limited. As a consequence of deteriorating macro-economic conditions in combination with the overall consumer sentiment and recent order book development, we expect an 8% to14% sequential sales decline in the 4th quarter on a comparable basis.

Eindhoven, October 21, 2008

Board of Management

Consolidated statements of operations

all amounts in millions of USD

	3rd quarter		January to September
	2007	2008	2007	2008

Sales	1,644	1,374	4,643	4,417

Cost of sales	(1,036)	(1,405)	(3,234)	(3,385)

Gross margin	608	(31)	1,409	1,032

Selling expenses	(94)	(110)	(318)	(328)
General and administrative expenses:
– Impairment goodwill and other intangibles	—	(706)	—	(706)
– Other general and administrative expenses	(305)	(383)	(875)	(1,005)
Research and development expenses	(331)	(321)	(966)	(1,012)
Write-off of acquired in-process research and development	—	(8)	(15)	(21)
Other income (expense)	119	(378)	132	(348)

Income (loss) from operations	(3)	(1,937)	(633)	(2,388)

Financial income (expense)	52	(324)	(143)	(439)

Income (loss) before taxes	49	(2,261)	(776)	(2,827)

Income tax (expense) benefit	(40)	(270)	95	(78)

Income (loss) after taxes	9	(2,531)	(681)	(2,905)

Results relating to equity-accounted investees	(6)	(9)	(7)	(20)

Minority interests	(15)	(7)	(31)	(30)

Net income (loss)	(12)	(2,547)	(719)	(2,955)

Consolidated balance sheets

all amounts in millions of USD

	September 30, 2007	December 31, 2007	September 30, 2008

Current assets:
Cash and cash equivalents	963	1,041	1,535
Receivables	887	764	801
Inventories	874	958	729
Assets held for sale	—	130	—
Other current assets	210	237	240
Total current assets	2,934	3,130	3,305

Non-current assets:
Investments in equity-accounted investees	87	76	646
Other non-current financial assets	73	64	62
Other non-current assets	371	486	184
Property, plant and equipment	2,814	2,500	1,968
Intangible assets excluding goodwill	3,828	3,844	2,637
Goodwill	3,155	3,716	2,637
Total non-current assets	10,328	10,686	8,134

Total assets	13,262	13,816	11,439

Current liabilities:
Accounts and notes payable	879	1,001	739
Accrued liabilities	1,023	935	1,374
Short-term provisions	56	40	367
Other current liabilities	44	73	51
Short-term debt	5	6	15
Total current liabilities	2,007	2,055	2,546

Non-current liabilities:
Long-term debt	5,979	6,072	6,048
Long-term provisions	535	798	800
Other non-current liabilities	169	106	102
Total non-current liabilities	6,683	6,976	6,950

Minority interests	241	257	217
Shareholder’s equity	4,331	4,528	1,726

Total liabilities and equity	13,262	13,816	11,439

Consolidated statements of cash flows

all amounts in millions of USD

	3rd quarter		January to September
	2007	2008	2007	2008

Cash flows from operating activities:
Net income (loss)	(12)	(2,547)	(719)	(2,955)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	382	363	1,143	1,043
Write-off of in-process research and development	—	8	15	21
Impairment goodwill and other intangibles	—	706	—	706
Net (gain) loss on sale of assets	(114)	376	(119)	360
Results relating to equity-accounted investees	6	9	7	20
Minority interests (net of dividends paid to minority shareholders)	15	8	28	11
Decrease (increase) in receivables and other current assets	(49)	42	(153)	(73)
Decrease (increase) in inventories	(38)	68	9	32
Increase (decrease) in accounts payable, accrued and other liabilities	236	139	499	(224)
Decrease (increase) in non-current receivables/other assets	26	285	(139)	161
Increase (decrease) in provisions	(16)	417	—	330
Other items	(162)	233	(200)	126
Net cash provided by (used for) operating activities	274	107	371	(442)
Cash flows from investing activities:
Purchase of intangible assets	(23)	(1)	(31)	(9)
Capital expenditures on property, plant and equipment	(146)	(62)	(370)	(344)
Proceeds from disposals of property, plant and equipment	14	20	38	180
Purchase of other non-current financial assets	(1)	—	(1)	(13)
Proceeds from the sale of other non-current financial assets	5	—	5	6
Purchase of interest in businesses	(17)	(111)	(434)	(203)
Proceeds from the sale of businesses	175	1,453	175	1,469
Net cash provided by (used for) investing activities	7	1,299	(618)	1,086
Cash flows from financing activities:
(Decrease) increase in debt	(1)	(450)	(19)	9
Effect of other financial transactions	—	(78)	—	(78)
Net cash provided by (used for) financing activities	(1)	(528)	(19)	(69)

Effect of changes in exchange rates on cash positions	(8)	(3)	(3)	(81)

Increase (decrease) in cash and cash equivalents	272	875	(269)	494
Cash and cash equivalents at beginning of period	691	660	1,232	1,041
Cash and cash equivalents at end of period	963	1,535	963	1,535

Consolidated statements of changes in shareholder’s equity

all amounts in millions of USD

	January to September 2008
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Retained Earnings (deficit)	Currency translation differences	Unrealized gain (loss) on available-for- sale securities	Pension (SFAS No. 158)	Changes in fair value of cash flow hedges	Total share- holder’s equity

Balance as of December 31, 2007	—	6,374	(1,638)	(259)	—	51	—	4,528

Net income (loss)			(2,955)					(2,955)
Current period change				140		(3)		137
Total comprehensive income (loss), net of tax			(2,955)	140	—	(3)	—	(2,818)
Share-based compensation plans		47						47
Differences due to translating the parent’s functional currency into Group reporting currency		(66)	16	19				(31)

Balance as of September 30, 2008	—	6,355	(4,577)	(100)	—	48	—	1,726

Information by segments

all amounts in millions of USD unless otherwise stated

Sales, R&D expenses and income from operations

	3rd quarter
	2007					2008
	Sales	Research and development expenses	Income (loss) from operations			Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales				amount	as a % of sales

Mobile & Personal	583	128	70	12.0		282	58	(474)	(168.1)
Home	241	65	(60)	(24.9)		212	62	(704)	(332.1)
Automotive & Identification	329	49	35	10.6		326	61	25	7.7
MultiMarket Semiconductors	417	47	50	12.0		425	34	38	8.9
Manufacturing Operations	50	12	(12)	•	(1)	107	4	(453)	• (1)
Corporate and Other	24	30	(86)	•	(1)	22	102	(369)	• (1)
Total	1,644	331	(3)	(0.2)		1,374	321	(1,937)	(141.0)

	January to September
	2007				2008
	Sales	Research and development expenses	Income (loss) from operations		Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales			amount	as a % of sales

Mobile & Personal	1,572	378	(99)	(6.3)	1,241	327	(663)	(53.4)
Home	686	183	(172)	(25.1)	613	181	(808)	(131.8)
Automotive & Identification	990	149	113	11.4	1,022	193	82	8.0
MultiMarket Semiconductors	1,193	104	123	10.3	1,247	114	92	7.4
Manufacturing Operations	138	31	(232)	• (1)	230	31	(616)	• (1)
Corporate and Other	64	121	(366)	• (1)	64	166	(475)	• (1)
Total	4,643	966	(633)	(13.6)	4,417	1,012	(2,388)	(54.1)

(1)   Not meaningful

(2)   For the nine months ended September 30, 2008, Manufacturing Operations supplied USD 1,565 million to other segments (for the nine months ended September 30, 2007: USD 1,805 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of USD

Sales

	January to September
	2007	2008

China	919	745
Netherlands	750	745
Taiwan	386	337
United States	397	352
Singapore	401	421
Germany	289	282
South Korea	512	508
Other Countries	989	1,027
Total	4,643	4,417

The allocation is based on invoicing organization.

Reconciliation of non-US GAAP information

all amounts in millions of USD unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q3 2008 versus Q3 2007

Mobile & Personal	1.9	1.3	(54.8)	(51.6)
Home	(20.5)	0.7	7.8	(12.0)
Automotive & Identification	(4.8)	3.9	—	(0.9)
MultiMarket Semiconductors	0.1	1.8	—	1.9
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(4.2)	2.4	(14.6)	(16.4)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q3 2007 versus Q3 2006

Mobile & Personal	5.3	1.7	4.0	11.0
Home	(22.3)	(0.8)	(0.4)	(23.5)
Automotive & Identification	9.0	4.1	7.0	20.1
MultiMarket Semiconductors	(4.4)	3.0	(4.5)	(5.9)
Manufacturing Operations (1)	•	•	•	•
Corporate and Other (1)	•	•	•	•

NXP Group	(2.8)	1.6	1.5	0.3

(1) Not meaningful

Adjusted EBITA to EBITA to Net income (loss)

	Q3 2007	Q3 2008

Adjusted EBITA	136	15
Add back:
Exit of product lines	—	(9)
Restructuring costs	(11)	(529)
Other incidental items	80	(469)
Minority interest and results of equity-accounted investees	(21)	(16)
Effects of PPA	(36)	(88)

EBITA	148	(1,096)

Include:
Amortization intangible assets (incl. impairment USD 706 million)	(172)	(857)
Financial income (expenses)	52	(324)
Income tax (expense) benefit	(40)	(270)

Net income (loss)	(12)	(2,547)

Reconciliation of non-US GAAP information (continued)

Adjusted EBITDA to EBITDA to Net income (loss)

	Q3 2007	Q3 2008

Adjusted EBITDA	310	147
Add back:
Exit of product lines	—	(9)
Restructuring costs	(11)	(529)
Other incidental items	80	(469)
Minority interest and results of equity-accounted investees	(21)	(16)
Effects of PPA	—	—

EBITDA	358	(876)

Include:
Amortization intangible assets (incl. impairment USD 706 million)	(172)	(857)
Depreciation property, plant and equipment	(210)	(220)
Financial income (expenses)	52	(324)
Income tax (expense) benefit	(40)	(270)

Net income (loss)	(12)	(2,547)

Adjusted EBIT to EBIT (=IFO)

	NXP Group	Mobile & Personal	Home	Automotive & Identification	MultiMarket Semiconductors	Manufacturing Operations	Corporate and Other
Q3 2008

Adjusted EBIT	7	21	(14)	72	74	(43)	(103)
Add back:
Exit of product lines	(9)	(9)
Restructuring costs	(529)	(14)	(2)			(321)	(192)
Other incidental items	(469)	(441)	7	(8)		(3)	(24)
Impairment goodwill and other intangibles	(706)	—	(656)	—	—	—	(50)
Effects of PPA	(231)	(31)	(39)	(39)	(36)	(86)	—
EBIT	(1,937)	(474)	(704)	25	38	(453)	(369)

Q3 2007

Adjusted EBIT	130	38	(26)	74	88	29	(73)
Add back:
Exit of product lines	—	(16)					16
Restructuring costs	(11)	(7)	(5)			(2)	3
Other incidental items	80	119	(1)	—	—	(6)	(32)
Effects of PPA	(202)	(64)	(28)	(39)	(38)	(33)	—
EBIT	(3)	70	(60)	35	50	(12)	(86)

Reconciliation of non-US GAAP information (continued)

Composition of net debt to group equity

	December 31, 2007	September 30, 2008

Long-term debt	6,072	6,048
Short-term debt	6	15
Total debt	6,078	6,063
Cash and cash equivalents	(1,041)	(1,535)
Net debt (total debt less cash and cash equivalents)	5,037	4,528

Minority interests	257	217
Shareholder’s equity	4,528	1,726
Group equity	4,785	1,943

Net debt and group equity	9,822	6,471
Net debt divided by net debt and group equity (in %)	51	70
Group equity divided by net debt and group equity (in %)	49	30

Supplemental consolidated statement of operations for the period January to September, 2008 all amounts in millions of USD

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Sales	—	3,108	1,309	—	4,417
Intercompany sales	—	955	567	(1,522)	—
Total sales	—	4,063	1,876	(1,522)	4,417
Cost of sales	(137)	(3,040)	(1,611)	1,403	(3,385)
Gross margin	(137)	1,023	265	(119)	1,032
Selling expenses	—	(263)	(113)	48	(328)
General and administrative expenses:
– Impairment goodwill and other intangibles	(706)	—	—	—	(706)
– Other general and administrative expenses	(478)	(482)	(54)	9	(1,005)
Research and development expenses	3	(713)	(364)	62	(1,012)
Write-off of acquired in-process research and development	(21)	—	—	—	(21)
Other income (loss)	(1,496)	502	646	—	(348)
Income (loss) from operations	(2,835)	67	380	—	(2,388)
Financial income and expenses	(253)	(187)	1	—	(439)
Income subsidiaries	(16)	—	—	16	—
Income (loss) before taxes	(3,104)	(120)	381	16	(2,827)
Income tax (expense) benefit	169	(176)	(71)	—	(78)
Income (loss) after taxes	(2,935)	(296)	310	16	(2,905)
Results relating to equity-accounted investees	(20)	—	—	—	(20)
Minority interests	—	—	(30)	—	(30)
Net income (loss)	(2,955)	(296)	280	16	(2,955)

Supplemental consolidated balance sheet at September 30, 2008 all amounts in millions of USD

	NXP B.V.	guarantors	non- guarantors	eliminations/ reclassifications	consolidated

Assets
Current assets:
Cash and cash equivalents	883	394	258	—	1,535
Receivables	23	495	283	—	801
Intercompany accounts receivable	600	339	169	(1,108)	—
Inventories	—	593	136	—	729
Other current assets	90	116	34	—	240
Total current assets	1,596	1,937	880	(1,108)	3,305

Non-current assets:
Investments in equity-accounted investees	1,105	—	—	(1,105)	—
Investments in affiliated companies	628	—	18	—	646
Other non-current financial assets	44	16	2	—	62
Other non-current assets	92	85	7	—	184
Property, plant and equipment	246	1,159	563	—	1,968
Intangible assets excluding goodwill	2,591	36	10	—	2,637
Goodwill	2,637	—	—	—	2,637
Total non-current assets	7,343	1,296	600	(1,105)	8,134
Total assets	8,939	3,233	1,480	(2,213)	11,439

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	665	74	—	739
Intercompany accounts payable	24	779	305	(1,108)	—
Accrued liabilities	768	394	212	—	1,374
Short-term provisions	—	361	6	—	367
Other current liabilities	—	26	25	—	51
Short-term debt	—	—	15	—	15
Intercompany financing	—	2,655	(40)	(2,615)	—
Total current liabilities	792	4,880	597	(3,723)	2,546

Non-current liabilities:
Long-term debt	6,036	4	8	—	6,048
Long-term provisions	382	379	39	—	800
Other non-current liabilities	3	77	22	—	102
Total non-current liabilities	6,421	460	69	—	6,950
Minority interests	—	—	217	—	217
Shareholder’s equity	1,726	(2,107)	597	1,510	1,726
Total liabilities and Shareholder’s equity	8,939	3,233	1,480	(2,213)	11,439

Supplemental consolidated statement of cash flows for the period January to September, 2008 all amounts in millions of USD

	NXP B.V.	guarantors	non- guarantors	eliminations	consolidated

Cash flows from operating activities:
Net income (loss)	(2,955)	(296)	280	16	(2,955)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	16	—	—	(16)	—
Depreciation and amortization	621	285	158	—	1,064
Impairment goodwill and other intangibles	706	—	—	—	706
Net (gain) loss on sale of assets	1,380	(802)	(218)	—	360
Results relating to unconsolidated companies	20	—	—	—	20
Minority interests (net of dividends paid to minority shareholders)	—	—	11	—	11
Decrease (increase) in receivables and other current assets	(22)	(71)	20	—	(73)
Decrease (increase) in inventories	—	54	(22)	—	32
Increase (decrease) in accounts payable, accrued and other liabilities	71	(199)	(96)	—	(224)
Decrease (increase) intercompany current accounts	(724)	651	73	—	—
Decrease (increase) in non-current receivables/other assets	20	167	(26)	—	161
Increase (decrease) in provisions	(173)	489	14	—	330
Other items	85	48	(7)	—	126
Net cash provided by (used for) operating activities	(955)	326	187	—	(442)

Cash flows from investing activities:
Purchase of intangible assets	—	(3)	(6)	—	(9)
Capital expenditures on property, plant and equipment	—	(241)	(103)	—	(344)
Proceeds from disposals of property, plant and equipment	—	49	131	—	180
Purchase of other non-current financial assets	—	(13)	—	—	(13)
Proceeds from the sale of other non-current financial assets	—	6	—	—	6
Purchase of interest in businesses	(195)	—	(8)	—	(203)
Proceeds from sale of interests in businesses	1,467	2	—	—	1,469
Net cash provided by (used for) investing activities	1,272	(200)	14	—	1,086

Cash flows from financing activities:
(Decrease) increase in debt	1	(1)	9	—	9
Effect of other financial transactions	—	—	(78)	—	(78)
Net changes in intercompany financing	155	(85)	(70)	—	—
Net changes in intercompany equity	149	(12)	(137)	—	—
Net cash provided by (used for) financing activities	305	(98)	(276)	—	(69)
Effect of changes in exchange rates on cash positions	(78)	—	(3)	—	(81)
Increase (decrease) in cash and cash equivalents	544	28	(78)	—	494
Cash and cash equivalents at beginning of period	339	366	336	—	1,041
Cash and cash equivalents at end of period	883	394	258	—	1,535

Quarterly statistics

all amounts in millions of USD unless otherwise stated

	2007							2008
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,461	1,538	1,644	1,678	1,519	1,524	1,374
% increase	(2.8)	(1.6)	0.3	9.4	4.0	(0.9)	(16.4)

EBIT	(291)	(339)	(3)	(145)	(167)	(284)	(1,937)
as a % of sales	(19.9)	(22.0)	(0.2)	(8.6)	(11.0)	(18.6)	(141.0)

EBITA	(99)	(200)	148	(38)	(6)	(124)	(1,096)
as a % of sales	(6.8)	(13.0)	9.0	(2.3)	(0.4)	(8.1)	(79.8)

EBITDA	112	17	358	195	162	46	(876)
as a % of sales	7.7	1.1	21.8	11.6	10.7	3.0	(63.8)

Adjusted EBITA	4	9	136	148	41	(29)	15
as a % of sales	0.3	0.6	8.3	8.8	2.7	(1.9)	1.1

Adjusted EBITDA	182	190	310	349	183	114	147
as a % of sales	12.5	12.4	18.9	20.8	12.0	7.5	10.7

Net income	(348)	(359)	(12)	69	(78)	(330)	(2,547)

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	1,461	2,999	4,643	6,321	1,519	3,043	4,417
% increase	(2.8)	(2.2)	(1.3)	1.3	4.0	1.5	(4.9)

EBIT	(291)	(630)	(633)	(778)	(167)	(451)	(2,388)
as a % of sales	(19.9)	(21.0)	(13.6)	(12.3)	(11.0)	(14.8)	(54.1)

EBITA	(99)	(299)	(151)	(189)	(6)	(130)	(1,226)
as a % of sales	(6.8)	(10.0)	(3.3)	(3.0)	(0.4)	(4.3)	(27.8)

EBITDA	112	129	487	682	162	208	(668)
as a % of sales	7.7	4.3	10.5	10.8	10.7	6.8	(15.1)

Adjusted EBITA	4	13	149	297	41	12	27
as a % of sales	0.3	0.4	3.2	4.7	2.7	0.4	0.6

Adjusted EBITDA	182	372	682	1,031	183	297	444
as a % of sales	12.5	12.4	14.7	16.3	12.0	9.8	10.1

Net income	(348)	(707)	(719)	(650)	(78)	(408)	(2,955)

	period ending 2007				Period ending 2008

Inventories as a % of sales	13.5	13.1	13.8	15.2	16.3	15.9	12.0

Net debt: group equity ratio	52:48	54 : 46	52 : 48	51 : 49	54 : 46	57 : 43	70 : 30

Employees (in FTE)	37,620	38,176	38,116	37,627	36,800	36,576	33,622

NXP Semiconductors Announces Third Quarter 2008 Results

Positive operational cash flow in Q3

Q3 Highlights

•                 Q3 sales USD 1,336M* versus USD 1,644M in Q3 2007 and USD 1,524M in Q2 2008

•                 Comparable YoY sales decrease of 4.2% and comparable QoQ sales increase of 1.0%

•                 Q3 adjusted EBITDA (excluding effects of Purchase Price Accounting) USD 147M, compared to USD 310M in Q3 2007 and USD 114M in Q2 2008

•                 Cash position of USD 1,535M at the end of Q3 after repayment of the revolving credit facility of USD 450 million and following the closing of ST-NXP Wireless JV, compared to USD 660M at the end of Q2 2008

•                 Cash management actions resulting in lower inventories as a percentage of sales, lower capex and positive net operational cash flow of USD 107M

•                 Completed acquisition of the Conexant Set-top-Box operations

•                 Considerable advances made towards the execution of the redesign plans announced during the quarter for which USD 500M has been provided

•                 Softer demand resulting in factory loading of 68% in Q3 compared to 85% in Q3 2007 and 78% in Q2 2008

•                 Book to bill ratio in Q3 2008 at 1.00 compared to 1.03 in Q2 2008

* Including USD 120 million sales in July 2008 of the divested wireless business and excluding USD 38 million subsequent wafer sales to ST-NXP Wireless

Eindhoven, The Netherlands, October 21, 2008 – NXP Semiconductors today announced third quarter sales in line with expectations of USD 1,336 million, a comparable decrease of 4.2% on the third quarter of 2007 and a comparable increase of 1.0% over the second quarter of 2008. Adjusted EBITDA improved sequentially in the third quarter to USD 147 million, down from USD 310 million in the third quarter of 2007 and up from USD 114 million in the second quarter of 2008. Adjusted EBITA showed a profit of USD 15 million this quarter compared to a profit of USD 136 million in the same period last year and a loss of USD 29 million in the previous quarter.

Notwithstanding the difficult conditions, benefits from cash management actions taken can already be seen in lower inventory as a percentage of sales and lower capex, both of which have contributed to a positive net operational cash flow of USD 107 million. The cash position improved to USD 1,535 million, largely as a result of the closing of the ST-NXP Wireless joint venture and includes the repayment of the revolving credit facility and the acquisition of Conexant STB business.

In September 2008 NXP Semiconductors announced a large redesign program targeted at reducing its annual cost base by USD 550 million through major reductions of the manufacturing base, rightsizing of central R&D, and reduction of support functions in order to improve the company’s financial strength, as well as to position NXP for future growth in its core businesses. Meanwhile significant progress has been made in detailing the redesign program and deploying the measures in the organization, for which

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USD 500 million has been provided for in the third quarter. As part of the annual impairment test based on US GAAP, the company has taken into account the current market environment, the divestiture of the wireless business and the implementation of the redesign program. The impairment test resulted in the write-down of goodwill and intangibles of USD 706 million. Furthermore, a write-down of deferred tax assets of USD 254 million was recorded in the third quarter of 2008.

Frans van Houten, President and CEO of NXP Semiconductors, commented:

“Our sales for the Q3 period were broadly in line with guidance. The financial crisis and semiconductor market conditions have caused a rapid deterioration of demand towards the end of the third quarter, especially in the automotive and consumer sectors. We are convinced of the necessity to act decisively and to lower our cost base in order to be prepared for a difficult market. Our redesign program announcement of September 12 to reduce our annual cost base by USD 550 million is timely, given the developments in the market.”

“We are strongly focused on our customers and see opportunities to sell our products to a wider customer base. In this context we are pleased to note that we have made inroads with new customers like HuaWei in China, as a supplier of chips for their telecom infrastructure. Also the Home unit made progress in digital TV driven by Japanese and European customers.”

“I am confident that our focus on cost management, the prudent approach to cash management, and the rapid execution of our redesign plans will help ensure resilience through the cycle and create a stronger NXP, positioned for future growth.”

Outlook: Visibility of sales development going forward is limited. As a consequence of deteriorating macro-economic conditions in combination with the overall consumer sentiment and recent order book development, we expect an 8 to14% sequential sales decline in the fourth quarter on a business and currency comparable basis.

The full report is available on NXP website (www.nxp.com/investor).

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 33,500 employees working in more than 20 countries and posted sales of USD 6.3 billion (including the Mobile & Personal business) in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further information, please contact:

Media: Lieke de Jong-Tops Tel. +31 40 27 25202 lieke.de.jong-tops@nxp.com Investors: Jan Maarten Ingen Housz Tel. +31 40 27 28685 janmaarten.ingen.housz@nxp.com

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 21st day of October 2008.

NXP B.V.

/s/ Frans van Houten
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ Karl-Henrik Sundström
Karl-Henrik Sundström
(Chief Financial Officer)